Filed By:  CE Computer Equipment AG
Subject Company:  TREEV, Inc.
Commission File No.:  333-12894
This communication is filed pursuant to Rules 165 and 425 promulgated under the Securities Act of 1933, as amended.


FOR IMMEDIATE RELEASE

NORTH AMERICAN                                   EUROPEAN
INVESTOR RELATIONS CONTACT:                      INVESTOR RELATIONS CONTACT:
TREEV, Inc.                                      CE Computer Equipment
Brian Hajost                                       Aktiengesellschaft
EVP, Finance and Corporate Development           Kerstin Senk
Telephone: 703.904.3185                          Manager Investor Relations
Email: bhajost@treev.com                         Telephone: +49 (0)521/93 18-288
       -----------------                         E-mail: k.senk@ce-ag.com


     CE COMPUTER EQUIPMENT AG AND TREEV, INC. ANNOUNCE ALLOCATION OF MERGER
                 CONSIDERATION AND EXTENSION OF EXCHANGE OFFER

Bielefeld, Germany and Herndon, Virginia--December 26, 2000 -- CE Computer Equipment AG and TREEV, Inc. today announced the allocation among the TREEV stockholders, optionholders and warrantholders of the ordinary shares to be issued by CE in its pending acquisition of TREEV. A special meeting of TREEV's common stockholders will be held on December 28, 2000 to vote on the merger.

Pursuant to the merger agreement governing the transaction, CE will issue up to 6,650,000 ordinary shares, which may be in the form of American Depositary Shares. The CE ordinary shares will be issued to TREEV's stockholders in the merger between TREEV and a wholly owned subsidiary of Aspen Merger Corporation (which is acting as agent for CE) and to TREEV's optionholders and warrantholders in the exchange offer being made to them by CE.

An aggregate of 1,145,457 CE ordinary shares have been allocated to TREEV's optionholders and warrantholders in the exchange offer. This number was calculated pursuant to the merger agreement by dividing $17,921,937.72, the aggregate "fair value" as of November 6, 2000 (the record date for the TREEV stockholders meeting) of the TREEV options and warrants currently outstanding, by $15.646, the average closing price per CE ordinary share as reported on the Neuer Markt segment of the Frankfurt Stock Exchange during the period beginning on December 1, 2000 and ending on December 21, 2000 converted into U.S. dollars at the average noon buying rate of the Federal Reserve Bank of New York for cable transfers in Euros during such period.







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PAGE 2 - December 26, 2000
"CE COMPUTER EQUIPMENT AG AND TREEV, INC. ANNOUNCE..." CONTINUED.

Pursuant to the merger agreement, the remaining 5,504,543 CE ordinary shares will be issued to TREEV's common stockholders and preferred stockholders in the merger. The average closing price per TREEV common share as reported on the Nasdaq National Market during the period beginning on December 4, 2000 and ending on December 22, 2000 was $3.735. Based on that average closing price, and assuming that immediately prior to the merger there are 1,605,025 TREEV preferred shares and 16,432,126 TREEV common shares outstanding (the numbers outstanding as of December 22, 2000), each TREEV preferred share would be converted into the right to receive approximately .639 of a CE ordinary share and each TREEV common share would be converted into the right to receive approximately .272 of a CE ordinary share. The final exchange ratios will not be determinable until the time of the closing, and will depend upon the number of TREEV preferred shares and TREEV common shares then outstanding.

In addition, CE and TREEV agreed today that CE is extending its offer to acquire all TREEV employee stock options and TREEV warrants to acquire shares of TREEV common stock to 5:00 p.m., New York time, on January 19, 2001. The offer was previously scheduled to expire at 5:00 p.m., New York time, on January 2, 2001. As a consequence of the extension of the expiration date, holders of TREEV employee stock options and TREEV warrants may tender or withdraw options and warrants until 5:00 p.m., New York time, on January 19, 2001, unless the offer is further extended. Based on the latest count of tendered options and warrants, approximately 305,124 TREEV employee stock options and 118,500 TREEV warrants have been tendered and not withdrawn pursuant to the exchange offer, representing approximately 11.7% of the outstanding TREEV employee stock options and 12.3% of the outstanding TREEV warrants.

The exchange offer is being made through, and the foregoing is qualified in its entirety by reference to, the proxy statement/prospectus of CE and TREEV, dated November 22, 2000, and the related letter and acceptance form which were sent to all TREEV optionholders and warrantholders.

Subject to the satisfaction or waiver of the conditions to closing, CE and TREEV currently expect to consummate the merger on or about January 22, 2001. As soon as possible after the merger, Aspen Merger Corporation and CE will complete the contribution of the shares of the surviving corporation of the merger to CE against the issuance by CE of ordinary shares. As a result of the merger and the share contribution, TREEV will become a wholly owned subsidiary of CE.

Investors are urged to read the proxy statement/prospectus that was filed with the Securities and Exchange Commission by CE Computer Equipment and TREEV in connection with the merger and the exchange offer, because it contains important information. Investors may obtain a free copy of the proxy statement/prospectus at the Commission's website: http://www.sec.gov. Investors may also obtain a free copy of the proxy statement/prospectus by contacting Investor Relations at TREEV at: +1 703-476-2260, 13900 Lincoln Park Drive, 3rd Floor, Herndon, Virginia 20171 or investor@treev.com.


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PAGE 3 - December 26, 2000
"CE COMPUTER EQUIPMENT AG AND TREEV, INC. ANNOUNCE..." CONTINUED.

STATEMENTS MADE IN THIS RELEASE THAT STATE THE BELIEFS OR EXPECTATIONS OF CE COMPUTER EQUIPMENT, TREEV OR THEIR RESPECTIVE MANAGEMENTS AND WHICH ARE NOT HISTORICAL FACTS OR WHICH APPLY PROSPECTIVELY ARE FORWARD-LOOKING STATEMENTS. IT IS IMPORTANT TO NOTE THAT ACTUAL RESULTS AND EVENTS COULD DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS.


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